

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 9, 2015

William P. McDermitt
Chief Executive Officer
Nostalgia Family Brands, Inc.
20 Pape Drive
Atlantic Highlands, NJ 07716

> **Re: Nostalgia Family Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2015**
> **File No. 333-206332**
> **Form 10-K for Fiscal Years Ended December 31, 2014, 2013, and 2012**
> **Filed June 2, 2015**
> **File No. 0-54857**

Dear Mr. McDermitt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide updated financial statements to comply with the guidance in Rule 8-08 of Regulation S-X.

Calculation of Registration Fee, page 2

3.   Please revise to include the legend on the prospectus cover page that you may not sell these securities until the registration statement is effective, as required by Item 501(b)(10) of Regulation S-K.

Prospectus Cover Page

4.   Please disclose that you will not have an escrow account and that any funds received will be immediately available to you. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 6

5.   We note the reference to your website address and your plans to develop such website. However, we were unable to locate your website at such address. Please revise or advise.

Risk Factors, page 10

6.   Please include a risk factor to disclose that you currently do not own any intellectual property even though you currently have plans to acquire certain products or related brands.

We could be subject to SEC penalties if we do not file all of our SEC reports, page 12

7.   We note the risk factor and your disclosure that you are presently up to date in your filings. However, we note that you have not filed your Form 10-Q for the recent quarterly period ended June 30, 2015. Please revise the risk factor to apprise potential investors of the attendant risks and also update the first risk factor on page 12 accordingly.

Use of Proceeds, page 16

8.   We note your dilution disclosures on page 18 which takes into account per share dilution if 75%, 50% or 25% of the shares are sold. Please provide your proposed uses of proceeds if 75%, 50% or 25% of the common shares offered are sold pursuant to this registration statement.

Proposed Business

Overview, page 23

9.   Please supplementally provide us with the December 2010 Arizona State University study. Also, please revise to quantify "a significant number of the senior population" with a specific statistic or advise.

Demographics, page 24

10.   We note that you have included information from 2010 in this section. Please update any outdated statistics.

11.   Please supplementally provide us with the George Moschis source(s) cited to support the statistical claims made in the first, third, and fourth bullet points.

12.   Please supplementally provide us with support for the following statistical claim: "It is estimated that U.S. persons age 65 and over may increase in size by 40% by 2017."

13.   We note your claim that a PewResearchCenter "study found that many seniors do not find the internet to be relevant to their lives (48%), are uncomfortable with computers (60%) and are not interested in going on-line (90%)." This study does not appear to support this claim. Please explain how the statistical data is relevant to your business and tell us how the study supports each statistic stated in this claim or revise.

Report of Independent Public Accounting Firm, page F-2

14.   Please obtain and file a revised report that includes the signature of your independent public accounting firm.

Form 10-K for Fiscal Years Ended December 31, 2014, 2013, and 2012

General

15.   Without further delay, please file your Form 10-Q for the quarterly period ended June 30, 2015 as required by General Instruction A of Form 10-Q.

Controls and Procedures, page 21

16.   You have not provided disclosure regarding management's annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K. Please revise to provide this information.

Evaluation of Disclosure Controls and Procedures

17.   In the second paragraph under this section you state that your "…disclosure controls and procedures were effective to provide reasonable assurance…" This disclosure appears to be inconsistent with the disclosure found on page 15 of your Registration Statement on Form S-1, filed August 13, 2015, in which you explain that as of December 31, 2014, management concluded that your "…disclosure controls and procedures were not effective to provide reasonable assurance…" Please correct this inconsistency, and if you

conclude that your disclosure controls and procedures were effective as of December 31, 2014, please tell us how you reached that conclusion given the delinquency in filing your periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Alan P. Fraade
Mintz & Fraade, P.C.